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                                                                    EXHIBIT 99.1

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                             SUBSCRIPTION AGREEMENT

                                 by and between

                             SATYAM INFOWAY LIMITED

                                       and

                         SAIF INVESTMENT COMPANY LIMITED

          -----------------------------------------------------------
                             Dated: October 7, 2002

          -----------------------------------------------------------




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                                  Confidential
                         Final Draft - October 7, 2002

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                                Table of Contents

                                                                                            Page
ARTICLE I        DEFINITIONS..............................................................   1

ARTICLE II       SUBSCRIPTION FOR EQUITY SHARES...........................................   8

ARTICLE III      REPRESENTATIONS AND WARRANTIES OF THE COMPANY...........................    10

ARTICLE IV       REPRESENTATIONS AND WARRANTIES OF SAIF..................................    11

ARTICLE V        CONDITIONS TO THE OBLIGATION OF SAIF TO CLOSE...........................    11

ARTICLE VI       CONDITIONS TO THE OBLIGATION OF THE COMPANY TO CLOSE....................    14

ARTICLE VII      INDEMNIFICATION.........................................................    15

ARTICLE VIII     AFFIRMATIVE AND NEGATIVE COVENANTS......................................    17

ARTICLE IX       EXCLUSIVITY.............................................................    19

ARTICLE X        TERMINATION OF AGREEMENT................................................    19

ARTICLE XI       MISCELLANEOUS...........................................................    20

SCHEDULES

Schedule 1     Particulars of the Company
Schedule 2     Company Warranties
Schedule 3     SAIF Warranties

EXHIBITS

A              Form of Registration Rights Agreement
B              Form of Indemnification Deed
C1             Form of Company Indian Counsel Opinion
C2             Form of Company U.S. Counsel Opinion
D              Form of Executive Letter
E              Closing Certificates
F              Disclosure Documents
G              Existing Charter Documents


                                  Confidential
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SUBSCRIPTION AGREEMENT, dated October 7, 2002 (this "Agreement"), by and between:

1. SATYAM INFOWAY LIMITED, a company incorporated under the laws of India and having its principal office at Tidel Park, 2nd Floor, No. 4 Canal Bank Road, Taramani, Chennai - 600113 (the "Company"); and

2. SAIF INVESTMENT COMPANY LIMITED, a company incorporated in Mauritius and having its registered office at Suite 307, St. James Court, St. Denis Street, Port Louis, Republic of Mauritius ("SAIF").

WHEREAS,

(A) The Company has an authorized share capital of 35,000,000 Equity Shares (as defined herein) of which 23,202,176 Equity Shares are issued and outstanding on the date of this Agreement, and following completion of the transactions contemplated hereby and by the VentureTech Subscription Agreement (as defined herein), will have an authorized share capital of 37,500,000 made up of 32,795,200 Equity Shares issued and outstanding (prior to the VentureTech Second Tranche as defined in the Investor Rights Agreement) and 34,830,083 Equity Shares issued and outstanding (after the VentureTech Second Tranche). 13,491,543 ADSs (as defined herein) of the Company are listed and are traded on The Nasdaq National Market and each ADS presently represents one Equity Share. The underlying Equity Shares representing such ADSs are held by the Depositary Bank (as defined herein) pursuant to the Deposit Agreement (as defined herein). Further details of the particulars of the Company are set forth in Part A of
Schedule 1.

(B) Upon the terms and conditions of this Agreement, the Company and SAIF have agreed that the Company shall allot and issue to the Depositary Bank and the Depositary Bank shall subscribe for and purchase 7,558,140 Subscribed Shares (as defined herein) representing approximately 21.7% of the total issued and outstanding share capital of the Company, and 20.6% of the Company on a fully diluted basis after the VentureTech Second Tranche, for a purchase price per Equity Share of US$1.72 comprising an aggregate purchase price of US$13.0 million in cash, in exchange for the Depositary Bank issuing to SAIF ADRs (as defined herein) representing the Subscribed Shares.

(C) Upon the terms and conditions of the VentureTech Share Purchase Agreement (as defined herein) (a) VentureTech (as defined herein) shall subscribe for 2,034,883 Equity Shares of the Company for a purchase price per Equity Share of US$1.72 comprising an aggregate consideration of US$3.5 million on the same date as the issuance and allotment to SAIF referred to in Recital B and (b) VentureTech shall subscribe for 2,034,883 Equity Shares of the Company for a purchase price per Equity Share of US$1.72 comprising an aggregate consideration of US$3.5 million, on or before 30 April 2003.

(D) The parties acknowledge the existence of the SARF Stockholders Agreement and SARF Registration Agreement as defined in the Investor Rights Agreement (as defined herein).

        NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE I
                                   DEFINITIONS

               1.1 Definitions. As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:

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                         Final Draft - October 7, 2002

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                                                                               2


        "ADR Facility" means the ADR facility with the Depositary Bank established by the Company pursuant to the Deposit Agreement and subsequently as amended or replaced from time to time.

        "ADRs" mean American Depositary Receipts representing ADSs.

        "ADSs" mean the American Depositary Shares, issued under the Deposit Agreement, each of which presently represents one Equity Share.

        "Affiliate" shall mean in relation to a person ("Subject Person"), a person directly or indirectly Controlling, Controlled by or under common Control with that Subject Person and shall include any Person who is an "affiliate" as defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

        "Agreement" means this Agreement as the same may be amended, supplemented or modified in accordance with the terms hereof.

        "Arbitration Board" has the meaning set forth in Section 11.7(a) of this Agreement.

        "Assets" has the meaning set forth in Section 24 of Schedule 2 hereto.

        "Board of Directors" means the Board of Directors of the Company.

        "Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks in the State of New York or Chennai, India are authorized or required by law or executive order to close.

        "Claims" means all actions, suits proceedings, claims, complaints disputes, arbitrations or investigations pending, at law, in equity or before any Governmental Authority or competent court.

        "Closing" has the meaning set forth in Section 2.3 of this Agreement.

        "Closing Date" has the meaning set forth in Section 2.3 of this Agreement.

        "Code" means the United States Internal Revenue Code of 1986, as amended, or any successor statute thereto.

        "Commission" means the United States Securities and Exchange Commission or any similar agency then having jurisdiction to enforce the Exchange Act and the Securities Act.

        "Commonly Controlled Entity" means any entity which is under common control with the Company within the meaning of Code Section 414(b), (c), (m),
(o) or (t).

        "Company" has the meaning set forth in the preamble to this Agreement, the particulars of which as of the date hereof are set forth in Schedule 1 hereto.

        "Company Plans" has the meaning set forth in Section 23 of Schedule 2 hereto.

        "Company Warranties" has the meaning set forth in Article III of this Agreement.

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                         Final Draft - October 7, 2002

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                                                                               3


        "Condition of the Company" means the assets, business, properties, operations or financial condition of the Company; provided, however, that none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken in to account in determining whether there has been a material adverse effect on the Condition of the Company: (a) a decline in the trading price of the ADSs on the Nasdaq; or (b) a general decline in economic conditions in India; or (c) a general decline in the economic conditions affecting India's Internet and telecommunications sector that does not have a disproportionate adverse impact on the Company.

        "Conditions" means the conditions set forth in Articles V and VI of this Agreement.

        "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise, and includes (x) ownership directly or indirectly of 50% or more of the shares in issue or other equity interests of such person, or (y) possession directly or indirectly of 50% or more of the voting power of such person, and the terms "Controlling" and "Controlled" have meanings correlative to the foregoing.

        "Copyrights" means any copyright registrations and applications for registration thereof, and any non-registered copyrights of India, the United States or any other jurisdiction.

        "Deed of Undertaking" means the Deed of Undertaking to Support Transactions between SCS, SAIF, VentureTech and the Company dated the date hereof.

        "Deposit Agreement" means the agreement between the Company and the Depositary Bank in relation to the establishment of the ADR Facility, dated October 18, 1999 which is Exhibit D hereto and filed as an Exhibit to the Company's registration statement on Form F-6, as amended or replaced from time to time.

        "Depositary Bank" means Citibank, N.A., as appointed under the Deposit Agreement.

        "Directors" means the directors of the Company whose names appear on the register of directors of the Company.

        "Disclosed" means fully and fairly disclosed by the Company in this Agreement or the Disclosure Documents.

        "Disclosure Documents" means Exhibit F which contains the disclosures of the Company in relation to the Company Warranties comprising the documents listed in Exhibit F hereto in the form copies of such listed documents have been delivered by the Company to SAIF prior to the signing of this Agreement by SAIF.

        "Employee Share Option Scheme" or "ESOP" shall mean the employee stock ownership plans of the Company entitled the Associate Stock Option Plan 1999, the Associate Stock Option Plan 2000 and any further stock option plans approved by stockholders of the Company from time to time including any modifications thereof, as approved in accordance with this Agreement.

        "Encumbrance" means any mortgage, deed of trust, pledge, hypothecation, assignment, encumbrance, lien (statutory or other) or preference, priority, right or other security interest or




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preferential arrangement of any kind or nature whatsoever (excluding preferred stock and equity related preferences).

        "Environmental Laws" means federal, state, local and foreign laws, principles of common laws, civil laws, regulations, and codes, as well as orders, decrees, judgments or injunctions, issued, promulgated, approved or entered thereunder relating to pollution, protection of the environment or public health and safety.

        "Equity Share Equivalents" means any debenture, preference share, option or warrant or any other security or obligation which is by its terms, directly or indirectly convertible into or, exchangeable or exercisable for Equity Shares, and any option, warrant or other subscription or purchase right with respect to Equity Shares or any other security referred to in this definition.

        "Equity Shares" means the ordinary equity shares, par value Rs.10 per share, of the Company as subdivided, consolidated or converted from time to time.

        "ERISA" means the Employee Retirement Income Security Act of 1974 as amended.

        "Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder.

        "Existing Charter Documents" means the Memorandum and Articles of Association of the Company as at the date hereof as set out in Exhibit F to this Agreement.

        "FCPA" has the meaning set forth in Section 10 of Schedule 2 hereto.

        "Financial Statements" has the meaning set forth in Section 16 of
Schedule 2 hereto.

        "Governmental Authority" means the government of any nation, state, city, locality or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

        "Group" means the group of companies comprising the Company and its Subsidiaries. The term "Group Company" shall be construed accordingly.

        "Hardware" has the meaning set forth in Section 26 of Schedule 2 hereto.

        "ICC" has the meaning set forth in Section 11.7(a) of this Agreement.

        "Indemnification Deed" means the Indemnification Deed between the Company and each Director in the form attached hereto as Exhibit B.

        "Indemnified Party" has the meaning set forth in Section 7.1 of this Agreement.

        "Indemnifying Party" has the meaning set forth in Section 7.1 of this Agreement.

        "Indian GAAP" means generally accepted accounting principles in India from time to time.

        "Intellectual Property" has the meaning set forth in Section 25 of
Schedule 2 hereto.

                                  Confidential
                         Final Draft - October 7, 2002

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        "Internet Assets" means any Internet domain names and other computer user identifiers and any rights in and to sites on the worldwide web, including rights in an to any text, graphics, audio and video files and html and other code incorporated in such sites.

        "Investor Rights Agreement" means the Investor Rights Agreement dated the date hereof among the Company, SAIF and the other parties that are signatories thereto and effective as at, but subject to the occurrence of, the Closing.

        "Liabilities" has the meaning set forth in Section 18 of Schedule 2 hereto.

        "Losses" has the meaning set forth in Section 7.1 of this Agreement.

        "Material Contracts" means, in relation to the Company, any security issued by the Company or any agreement, undertaking, contract, indenture, mortgage, deed of trust or other instrument to which the Company is a party or by which it or any of its property is bound and which (i) involves an aggregate amount equal to or in excess of US$500,000, or (ii) in the case of the Company, is otherwise material to the Condition of the Company; or (iii) is a material contract pursuant to Item 10 of Item 601 of Regulation S-K.

        "NASD" means the National Association of Securities Dealers Inc and its affiliate The Nasdaq Stock Market, Inc.

        "Orders" means any judgment, injunction, writ, award, decree or order of any nature of any Governmental Authority or competent court.

        "Patents" means any patents and patent applications in India and the United States including any divisions, continuations, continuations-in-part, substitutions or reissues thereof, whether or not patents are issued on such applications and whether or not such applications are modified, withdrawn or resubmitted.

        "Permits" has the meaning set forth in Section 9 of Schedule 2 hereto.

        "Person" means any individual, corporation, company, partnership, limited liability company, joint venture, association or trust of any other entity or organization.

        "Plan" means any employee benefit plan, arrangement, policy, program, agreement or commitment (whether or not an employee plan within the meaning of Section 3(3) of ERISA), including any employment, consulting or deferred compensation agreement, executive compensation, bonus, incentive, pension, profit-sharing, savings, retirement, stock option, stock purchase or severance pay plan, any life, health, disability or accident insurance plan, whether oral or written, whether or not subject to ERISA, as to which the Company or any Commonly Controlled Entity has or in the future could have any director or indirect, actual or contingent liability.

        "Registration Rights Agreement" means the Registration Rights Agreement dated the date hereof in the form attached hereto as Exhibit A among the Company and SAIF and certain other parties identified therein and effective as at, but subject to the occurrence of, the Closing.

        "Regulation S" means Regulation S adopted by the Commission under the Securities Act.

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        "Related Party" of a person ("Subject Person") means (a) any shareholder holding more than 10% of the voting interests in the Subject Person or an Affiliate of the Subject Person; (b) any director or officer of a person referred to in paragraph (a); (c) any Relative of a natural person referred to in paragraph (a) or (b); (d) any person in which a person referred to in paragraph (a) or (b) or (c) has any interest, other than a passive shareholding of less than 5% in a publicly listed company, and (vi) any Company under equivalent management to the Company or which is or whose management is accustomed to act in accordance with the directions of one or more of the Directors, Shareholders or any other Affiliate of the Company.

        "Relative" of a natural person means any spouse, parent, grandparent, child, grandchild and sibling of such person.

        "Requirements of Law" means, as to any Person, any law, statute, treaty, rule, regulation, right, privilege, qualification, license or franchise or determination of an arbitrator or a court or other Governmental Authority or stock exchange (including, without limitation, the NASD), in each case applicable or binding upon such Person or any of its property or to which such Person or any of its property is subject or pertaining to any or all of the transactions contemplated or referred to herein.

        "Restated Charter Documents" means the Memorandum of Association and Amended and Restated Articles of Association of the Company reflecting the terms set forth in the Investor Rights Agreement in a form acceptable to SAIF and to be adopted on the Closing.

        "Rs." means Indian Rupees, the lawful currency of India.

        "Rules" has the meaning set forth in Section 11.7(a) of this Agreement.

        "SAIF" has the meaning set forth in the preamble to this Agreement.

        "SAIF Warranties" has the meaning set forth in Article IV of this Agreement.

        "SCS" means Satyam Computer Services Limited.

        "SEC Reports" has the meaning set forth in Section 16 of Schedule 2 hereto.

        "Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

        "Shareholders" means the shareholders of the Company whose names appear on the register of members of the Company.

        "Significant Subsidiary" shall have the meaning set forth in Regulation S-X under the United States federal securities laws.

        "Software" means any computer software programs, source code, object code, data and documentation, including any computer software programs that incorporate and run the Company's pricing models, formulae and algorithms.

        "Subscribed ADSs" has the meaning set forth in Section 2.1 of this Agreement.

        "Subscribed Shares" has the meaning set forth in Section 2.1 of this Agreement.

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                                                                               7


        "Subscription Price" has the meaning set forth in Section 2.2 of this Agreement.

        "Subsidiary" means any subsidiary of the Company. Part B of Schedule 1 hereto contains a list of the Company's Subsidiaries.

        "Taxes" means any federal, state, provincial, county, local, foreign and other taxes (including income, profits, windfall profits, alternative, minimum, accumulated earnings, personal holding company, capital stock, premium, estimated, excise, sales, use, occupancy, gross receipts, franchise, ad valorem, severance, capital levy, production, transfer, withholding, employment, unemployment compensation, payroll and property taxes, import duties, octroi, and stamp duty and other governmental charges and assessments), whether or not measured in whole or in part by net income, and including deficiencies, interest, additions to tax or interest, and penalties with respect thereto, and including expenses associated with contesting any proposed adjustments related to any of the foregoing.

        "Trade Secrets" means any trade secrets, research records, processes, procedures, manufacturing formulae, technical know-how, technology, blue prints, designs, plans, inventions (whether patentable and whether reduced to practice), invention disclosures and improvements thereto.

        "Transaction Documents" means, collectively, this Agreement, the Investor Rights Agreement, the Registration Rights Agreement, the Restated Charter Documents, the Indemnification Deed for the SAIF Directors, the Deed of Undertaking and the VentureTech Subscription Agreement.

        "US GAAP" means generally accepted accounting principles in the United States from time to time.

        "US$" or "US Dollars" means United States Dollars, the lawful currency of the United States of America.

        "VentureTech" has the meaning set forth in the Investor Rights
Agreement.

        "VentureTech Subscription Agreement" means the subscription agreement dated the date hereof between VentureTech as purchaser and the Company as issuer in relation to the issue of Equity Shares by the Company by VentureTech.

               1.2 Interpretation. In this Agreement, unless the context otherwise requires:

                      (a) Accounts. Any reference to a balance sheet, profit and loss statement or other financial statement or accounts shall include a reference to any note thereto.

                      (b) Directly or Indirectly. The phrase "directly or indirectly" means directly, or indirectly through one or more intermediate persons or through contractual or other legal arrangements, and "direct or indirect" has the correlative meaning.

                      (c) Gender and Number. Unless the context otherwise requires, all words (whether gender-specific or gender neutral) shall be deemed to include each of the masculine, feminine and neuter genders, and words importing the singular include the plural and vice versa.

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                         Final Draft - October 7, 2002

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                                                                               8


                      (d) Headings. Headings are included for convenience only and shall not affect the construction of any provision of this Agreement.

                      (e) Include not Limiting. "Include," "including," "are inclusive of" and similar expressions are not expressions of limitation and shall be construed as if followed by the words "without limitation."

                      (f) Statutory References. A reference to a statute or statutory provision includes, to the extent applicable at any relevant time:

                             (i) that statute or statutory provision as from
time to time consolidated, modified, re-enacted or replaced by any other statute or statutory provision;

                             (ii) any repealed statute or statutory provision
which it re-enacts (with or without modification); and

                             (iii) any subordinate legislation or regulation
made under the relevant statute or statutory provision.

                      (g) Time. If a period of time is specified and dates from a given day or the day of a given act or event, such period shall be calculated exclusive of that day. If the day on or by which something must be done is not a Business Day, that thing must be done on or by the Business Day immediately following such day. References to a time of day shall be references to Indian Standard time.

                      (h) Share Calculations. In calculations of share numbers,
(i) references to a "fully diluted basis" mean that the calculation is to be made assuming that all outstanding options, warrants and other Equity Share Equivalents (whether or not by their terms then currently convertible, exercisable or exchangeable), have been so converted, exercised or exchanged, and the transactions contemplated by the Buyback Agreement is completed and (ii) references to a "non-diluted basis" mean that the calculation is to be made taking into account only Equity Shares then in issue.

                      (i) Where a matter is expressed to be to the "knowledge" of the Company such knowledge shall assume reasonable enquiry has been undertaken.

                                   ARTICLE II
                         SUBSCRIPTION FOR EQUITY SHARES

               2.1 Subscription for Subscribed Shares. Upon the terms and subject to the conditions herein set forth, the Company agrees to, on the Closing Date, allot and issue to the Depositary Bank (at the direction of SAIF), free and clear of all Encumbrances (other than Encumbrances resulting from actions of SAIF), 7,558,140 Equity Shares (the "Subscribed Shares") and SAIF agrees to procure the Depositary Bank to subscribe for the Subscribed Shares from the Company in consideration for the issue of ADSs, representing Equity Shares at the ratio then prevalent in the market between ADS and Equity Shares, to SAIF (the "Subscribed ADSs").

               2.2 Subscription Price. The consideration payable by SAIF for the Subscribed Shares and the Subscribed ADSs shall be US$1.72 per Equity Share comprising an aggregate payment of US$13 million payable in cash in immediately available funds (the "Subscription Price") and against the receipt of the Subscription Price the Company shall allot and cause the issuance of the Subscribed Shares.

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                         Final Draft - October 7, 2002

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                                                                               9


               2.3 Closing. Unless this Agreement shall have terminated pursuant to Article X, and subject to the satisfaction or waiver of the conditions set forth in Articles V and VI, the closing of the subscription for the Subscribed Shares (the "Closing") shall take place at the offices of the Company at 10:00 a.m., local time, on the fifth Business Day following the satisfaction or waiver of the conditions set forth in sections 5.11 and 5.22 ("Primary Conditions Satisfaction Date") or at such other time, place and date that the Company and SAIF may agree in writing or as extended under section 2.5 (the "Closing Date") and Closing shall occur on that Closing Date subject to satisfaction of the remaining Conditions.

               2.4 Closing Date Activities. On the Closing Date,

                      (a) the Company shall deliver to SAIF:

                             (i) the certificates referred to in Sections 5.6
and 5.7;

                             (ii) the waivers, consents and confirmations
referred to in Sections 5.9 and 5.11;

                             (iii) the opinions of the Company's United States
and Indian counsel referred to in Section 5.8; and

                             (iv) each Transaction Document to which it is a
party duly executed by the Company and stamped and each Transaction Document to which each Person other than SAIF is a party duly executed by each such Person and stamped;

                      (b) SAIF shall deliver to the Company each Transaction Document to which it is a party duly executed by it;

                      (c) the Company shall procure that the following business is transacted at a meeting of the Board of Directors conducted on or prior to the Closing Date and deliver a certified true copy of such resolutions to SAIF:

                             (i) the directors of the Company shall approve the
allotment and issuance of the Subscribed Shares to the Depositary Bank and the appointment of a director with the authority to authorize the issuance and delivery of the Subscribed ADSs as contemplated by this Agreement; and

                             (ii) the two Persons nominated by SAIF for
appointment as directors of the Company under the Investor Rights Agreement shall be appointed, such appointment to be effective immediately after Closing;

                      (d) the Company shall deliver to SAIF a certified true copy of each of the Shareholder's resolutions passed which are contemplated by the Conditions;

                      (e) subject to the satisfaction or waiver of the Conditions and the Company's obligations under Section(a) to (d), SAIF shall transfer, by wire transfer of immediately available funds, its Subscription Price to the Depositary Bank to be held by the Depositary Bank in escrow for SAIF and paid to the Company on SAIF's instructions;

                      (f) contemporaneously upon the satisfaction of SAIF's obligations under paragraph (g), the Company shall:

                             (i) allot and issue the Subscribed Shares to the
Depositary Bank;


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                                                                              10


                             (ii) duly register the Subscribed Shares in the
name of the Depositary Bank, in the Company's register of members;

                             (iii) deliver to the Depository Bank or, if
requested by SAIF, to the Depositary Bank's local custodian in India, the certificate or certificates duly completed and stamped in the name of the Depositary Bank representing the Subscribed Shares; and

                             (iv) authorise and procure the (A) allotment and
issuance to SAIF of the Subscribed ADSs in a manner that complies with the Deposit Agreement; (B) the registration of SAIF as the legal and beneficial owner of the Subscribed ADSs and the delivery to SAIF of ADRs representing the Subscribed ADSs.

                      (g) contemporaneously with the satisfaction of the Company's obligations under Section 2.4(f), SAIF shall issue written instructions to the Depositary Bank authorizing the release of the Subscription Price to the Company and shall procure the Depositary Bank to release the Subscription Price to the Company.

               2.5 Closing. If the any party is not capable of or does not comply with its obligations under Section 2.4 hereof the other party may agree to extend the Closing Date to such date that it deems necessary for the for the non-complying party to comply with its obligations under this Agreement such date to be no later than 31 December 2002.

               2.6 Post Closing Activities. Simultaneously with or immediately after the Closing the Company shall make all such post-Closing filings with Governmental Authorities required under Requirements of Law in relation to the matters referred to in this Section 2 and Section 5 (including the filing of the Restated Charter Documents with the Registrar of Companies, Hyderabad, India) and upon request provide evidence thereof to SAIF.

               2.7 Payment in Full. SAIF shall be deemed to have paid its Subscription Price by remittance of its Subscription Price in US Dollars on or prior to the Closing Date in accordance with Section 2.4(e) regardless of the US Dollar to Rs. exchange rate applied to such remittance by the receiving bank.

               2.8 Use of Proceeds. The Company shall use the proceeds from the issuance of the Subscribed Shares to fund the capital expenditure and working capital requirements of the Company in relation to its investment in broadband projects including associated network assets, establishment and expansion of cyber cafes, purchase of bandwith capacity and related expenses. The use of the Subscription Price shall in all material respects be in accordance with business plans and budgets approved pursuant to the Investor Rights Agreement and resolutions of the Board of Directors after Closing.

                                   ARTICLE III
                    REPRESENTATIONS AND WARRANTIES OF THE COMPANY

               The Company hereby represents and warrants to SAIF in the terms set forth in Schedule 2 hereto (the "Company Warranties"), and acknowledges that SAIF in entering into this Agreement and acquiring the Subscribed ADS and causing the Depositary Bank to acquire the Subscribed ADS is relying on such representations and warranties.

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                         Final Draft - October 7, 2002

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                                                                              11


                                   ARTICLE IV
                     REPRESENTATIONS AND WARRANTIES OF SAIF

               SAIF hereby represents and warrants to the Company in the terms set forth in Schedule 3 hereto (the "SAIF Warranties") and acknowledges that the Company in entering into this Agreement is relying on such representations and warranties.

                                    ARTICLE V
                    CONDITIONS TO THE OBLIGATION OF SAIF TO CLOSE

               The obligation of SAIF to pay or cause to be paid SAIF's Subscription Price for the Subscribed Shares at the Closing and to perform any obligations hereunder shall be subject to the satisfaction or waiver by, SAIF of the following conditions on or before the Closing Date. Notwithstanding the foregoing, the impact of any of the following on Sections 7.3, 7.4, 7.5 and 7.6 of the Investor Rights Agreement shall not constitute a basis for SAIF to elect not to close the transactions contemplated by this Agreement (it being understood that the parties shall use their reasonable best efforts to maintain the rights and obligations of the parties set forth in the Transaction Documents in accordance with Section 7.14 of the Investor Rights Agreement): (a) the adoption of the Sarbanes-Oxley Act of 2002 (the "SOA Act"), (b) the proposal or adoption of regulations by the Commission implementing the SOA Act, or (c) amendments to the rules of the NASD to implement the SOA Act and other matters in a manner substantially consistent with these statements made publicly available as of the date of this Agreement by the NASD (as outlined in its press release dated September 13, 2002).

               5.1 Representation and Warranties. The Company Warranties contained in Schedule 2 hereof shall be true and correct in all material respects (except for any such representations and warranties which are qualified by their terms by a reference to materiality or material adverse effect, which representation as so qualified shall be true and correct in all respects) at and on the Closing Date as if made at and on such date.

               5.2 Compliance with this Agreement. The Company shall have performed and complied in all material respects with all of its obligations set forth herein that are required to be performed by it on or before the Closing Date.

               5.3 No Material Adverse Change. Since the date hereof, there shall have been no material adverse change to the Condition of the Company.

               5.4 No Material Judgment or Order. There shall not be on the Closing Date any Order of a court of competent jurisdiction or any ruling of any Governmental Authority or any condition imposed under any Requirement of Law which would reasonably be expected to (a) prohibit or restrict (i) the allotment and issue of the Subscribed Shares or Subscribed ADSs or (ii) the consummation of the transactions contemplated by the Transaction Documents, or (b) subject SAIF or the Depositary Bank to any material penalty or onerous condition under or pursuant to any Requirement of Law if the Subscribed Shares or Subscribed ADSs were to be issued or purchased hereunder, or (c) restrict the operation of the business of the Company as conducted on the date hereof in a manner that would have a material adverse effect on the Condition of the Company, or (d) adversely affect the continued listing and trading of the ADSs on the Nasdaq as listed and traded on the date hereof.

               5.5 No Litigation. No action, suit, proceeding, claim or dispute shall have been brought or otherwise arisen at law, in equity, in arbitration or before any Governmental Authority against the Company or a party to a Transaction Document which would, if adversely determined (a) have a material adverse effect on the Condition of the Company (except as Disclosed in the Disclosure Documents), or (b) be reasonably be expected to have a material adverse effect on the ability of the Company or any other party thereto to perform its

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obligations under or contemplated by this Agreement or any of the other
Transaction Documents.

               5.6 Officer's Certificate. SAIF shall have received a certificate from the Company, in the form of Exhibit E1 dated the Closing Date, and signed on behalf of the Company by the Managing Director and Chief Financial Officer of the Company, acting in such capacities, certifying as to the matters set forth in Sections 5.1, 5.2, 5.3, 5.4, 5.5, 5.10, 5.11, 5.14, 5.16, 5.19 and 5.22.

               5.7 Secretary's Certificate. SAIF shall have received a certificate from the Company in the form set out in Exhibit E2, dated the Closing Date and signed on behalf of the Company by the Secretary of the Company acting in such capacity, certifying (a) that the Company is duly incorporated and validly existing at such date, (b) that the attached copies of the Charter Documents, resolutions of the Board of Directors and resolutions of the Shareholders approving this Agreement and each of the other Transaction Documents and the transactions contemplated hereby and thereby, are all true, complete and correct and remain unamended and in full force and effect and (c) as to the incumbency and specimen signature of each officer of the Company executing this Agreement, each other Transaction Document and any other document delivered in connection herewith on behalf of the Company.

               5.8 Opinions of Counsel. SAIF shall have received an opinion of M.G. Ramachanderan, Indian counsel to the Company and shall have received an opinion of Latham & Watkins, United States counsel to the Company, dated the Closing Date, relating to the transactions contemplated by or referred to herein, substantially in the form attached hereto as Exhibit C and otherwise in a form reasonably satisfactory to SAIF (and including customary exceptions and exclusions).

               5.9 Waiver of Existing Rights. SAIF shall have received all waivers, consents or other documents required to vest in the Depositary Bank and SAIF the respective full legal and beneficial title to the Subscribed Shares and Subscribed ADSs and to enable SAIF to procure the Subscribed Shares to be registered in the name of the Depositary Bank and the Subscribed ADS to be registered in the name of SAIF including but not limited to pursuant to all Requirements of Law as to the allotment and issue of the Subscribed Shares and the Subscribed ADSs (subject only to SAIF's Subscription Price being received by the Depositary Bank).

               5.10 Restated Charter Documents. The form of the Restated Charter Documents shall have been approved by all necessary action of the Board of Directors and Shareholders such that the Restated Charter Documents are adopted immediately on the Closing.

               5.11 Consents. All consents of Governmental Authorities in respect of Requirements of Law and third parties pursuant to contract or otherwise which may be required to complete the transactions contemplated by the Transaction Documents and to perform the Transaction Documents shall have been obtained and be in full force and effect without any conditions having been imposed on such consents other than, in the case of Governmental Authorities, standard conditions applicable to all such consents given by such Governmental Authorities which would not reasonably be expected to have a material adverse effect on the Condition of the Company or SAIF, and SAIF shall have been furnished with appropriate evidence thereof and all such applicable standard conditions to be satisfied prior to Closing shall have been satisfied without any action being taken or threatened which would have a material adverse effect on SAIF or a material adverse effect on the Condition of the Company. Such consents shall include, without limitation, all relevant consents and approvals of: (a) the Reserve Bank of India, (b) the Foreign Investment Promotion Board of India, and (c) the

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                                                                              13


NASD in relation to the transactions contemplated hereby and the performance of the Transaction Documents (including Section 7 of the Investor Rights Agreement).

               5.12 Board of Directors. Two nominees of SAIF shall have been duly elected to the Board of Directors effective immediately following Closing.

               5.13 Executed Transaction Documents. Each Transaction Document shall have been delivered to SAIF duly executed by each party thereto other than SAIF.

               5.14 Continued Listing. There shall be no proposal or requirement by the NASD for the delisting of the ADSs from the Nasdaq or the cessation or suspension of trading of the ADSs on the Nasdaq or for the trading of the ADSs on an NASD conducted market other than the Nasdaq National Market.

               5.15 First Tranche Subscription by VentureTech. Concurrently with the Closing, the Company and VentureTech shall close the first tranche of the subscription of Equity Shares by VentureTech in the aggregate first tranche amount of 2,034,883 Equity Shares for US$1.72 per Equity Share comprising US$3.5 million (as converted using a US$ to Rs. exchange rate of 48.35), as contemplated by the Investor Rights Agreement and the VentureTech Subscription Agreement such that VentureTech is the legal owner of such Shares.

               5.16 Satisfactory Financial Performance. The financial performance of the Company during the period from 1 July 2002 to 30 September 2002 shall have met the metrics set forth in the letter signed by SAIF and the Company dated October 7, 2002, in accordance with U.S. GAAP.

               5.17 Senior Executive Confirmation . Each of the senior officers and employees of the Company identified in writing by SAIF prior to the date hereof shall have entered into an agreement substantially in the form attached hereto as Exhibit E.

               5.18 Employee Share Option Scheme. The Company shall have amended the ESOP in form and substance satisfactory to SAIF such that all Equity Shares and Equity Share Equivalents that have or may be issued to employees, officers, directors and consultants under such plan do not exceed in aggregate 5% of the Equity Shares, on a fully diluted basis, immediately after the Closing.

               5.19 Performance of Closing Covenants. The Company shall have performed each of its obligations under Sections 2.4(a), (c) and (d) of this Agreement.

               5.20 Authorization of Issuance. The Company and the Depositary Bank shall have taken all necessary actions to authorize the issuance and/or transfer of the Subscribed Shares and the Subscribed ADS in accordance with all applicable Requirements of Law, subject to payment of the Subscription Price.

               5.21 Registration Statement. The Company shall have fully completed ready for submission to the Commission and signed and dated the Business Day after Closing a registration statement registering the resale of the Subscribed Shares under and in compliance with the Securities Act.

               5.22 Stockholder Approval. The shareholders of the Company entitled to vote at the extraordinary general meeting convened in connection with the transactions contemplated by this Agreement shall have approved all matters required to be approved in connection with such transactions under any Requirement of Law, including, without limitation, (a) the adoption of the Restated Charter Documents, (b) the waiver of preemptive

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                                                                              14


rights under the Companies Act, 1956 of India and (c) approval of the transaction as required by the Company's listing agreement with Nasdaq.

               The Company shall use its best commercial efforts to procure that each of the conditions in this Article V are complied with (unless waived by SAIF) as soon as reasonably practicable and not later than December 31, 2002 and shall continue to use such best commercial efforts thereafter if such compliance or waiver is not achieved by that date and until such date as this Agreement is terminated in accordance with Article X.

                                   ARTICLE VI
                CONDITIONS TO THE OBLIGATION OF THE COMPANY TO CLOSE

               The obligations of the Company to allot and issue the Subscribed Shares to SAIF shall be subject to the satisfaction, or waiver by, the Company of the following conditions with respect to SAIF on or before the Closing Date provided that the Company shall not be entitled to rely on any such Condition if its acts or omissions have contributed to that Condition not being satisfied. Notwithstanding the foregoing, the impact of any of the following on Sections 7.3, 7.4, 7.5 and 7.6 of the Investor Rights Agreement shall not constitute a basis for the Company to elect not to close the transactions contemplated by this Agreement (it being understood that the parties shall use their reasonable best efforts to maintain the rights and obligations of the parties set forth in the Transaction Documents in accordance with Section 7.14 of the Investor Rights Agreement): (a) the adoption of the Sarbanes-Oxley Act of 2002 (the "SOA Act"),
(b) the proposal or adoption of regulations by the Commission implementing the SOA Act, or (c) amendments to the rules of the NASD to implement the SOA Act and other matters in a manner substantially consistent with these statements made publicly available as of the date of this Agreement by the NASD (as outlined in its press release dated September 13, 2002).

               6.1 Representation and Warranties. The SAIF Warranties contained in Schedule 3 hereof shall be true and correct in all material respects with respect to SAIF at and on the Closing Date as if made at and on such date.

               6.2 Compliance with this Agreement. SAIF shall have performed and complied in all material respects with all of its obligations set forth herein that are required to be performed by it on or before the Closing Date.

               6.3 No Material Judgment or Order. There shall not be on the Closing Date any Order of a court of competent jurisdiction or any ruling of any Governmental Authority or any condition imposed under any Requirement of Law which would reasonably be expected to (a) prohibit or restrict (i) the allotment and issue of the Subscribed Shares or Subscribed ADSs or (ii) the consummation of the transactions contemplated by the Transaction Documents, or (b) subject the Company or the Depositary Bank to any material penalty or onerous condition under or pursuant to any Requirement of Law if the Subscribed Shares or Subscribed ADSs were to be issued or purchased hereunder, or (c) restrict the operation of the business of the Company as conducted on the date hereof in a manner that would have a material adverse effect on the Condition of the Company, or (d) adversely affect the continued listing and trading of the ADSs on the Nasdaq as listed and traded on the date hereof.

               6.4 Officer's Certificate. The Company shall have received a certificate from SAIF, dated the Closing Date, and signed on behalf of SAIF by a director or representative officer of SAIF, acting in that capacity, certifying as to the matters set forth in Sections 6.1 and 6.2.

               6.5 Secretary's Certificate. The Company shall have received a certificate from SAIF, dated the Closing Date and signed on behalf of SAIF by the secretary or a director


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
                                                                              15


of SAIF acting in that capacity, certifying (a) that SAIF is duly incorporated and validly existing at such date, (b) that the corporate approvals approving this Agreement and each of the other Transaction Documents and the transactions contemplated hereby and thereby, are all true, complete and correct and remain unamended and in full force and effect and (c) as to the incumbency and specimen signature of each officer of SAIF executing this Agreement, each other Transaction Document and any other document delivered in connection herewith on behalf of SAIF.

               6.6 Stockholder Approval. The stockholders of the Company entitled to vote at the extraordinary general meeting convened in connection with the transactions contemplated by this Agreement shall have approved all matters required to be approved in connection with such transactions under any Requirement of Law, including, without limitation, (a) the adoption of the Restated Charter Documents and (b) the waiver of preemptive rights under the Companies Act, 1956 of India and (c) approval of the transaction as required by the Company's listing agreement with Nasdaq.

               6.7 Consents. All consents of Governmental Authorities in respect of Requirements of Law and third parties pursuant to contract or otherwise which may be required to complete the transactions contemplated by the Transaction Documents and to perform the Transaction Documents shall have been obtained and be in full force and effect without any conditions having been imposed on such consents other than, in the case of Governmental Authorities, standard conditions applicable to all such consents given by such Governmental Authorities which would not reasonably be expected to have a material adverse effect on the Condition of the Company, and all such applicable standard conditions to be satisfied prior to Closing shall have been satisfied without any action being taken or threatened which would have a material adverse effect on the Condition of the Company. Such consents shall include, without limitation, all relevant consents and approvals of: (a) the Reserve Bank of India, (b) the Foreign Investment Promotion Board of India, and (c) the NASD in relation to the transactions contemplated hereby and the performance of the Transaction Documents (including Section 7 of the Investor Rights Agreement).

               6.8 Executed Transaction Documents. Each Transaction Document shall have been delivered to the Company duly executed by all parties thereto other than the Company.

               6.9 Performance of Closing Covenants. SAIF shall have performed each of its obligations under Sections 2.4(b) and (e) of this Agreement.

                      SAIF shall use its best commercial efforts to procure that each of the conditions in this Article VI (other than Sections 6.3, 6.6 and 6.7) are complied with (unless waived by the Company) as soon as reasonably practicable and not later than December 31, 2002 and shall continue to use such best commercial efforts thereafter if such compliance or waiver is not achieved by that date and until such date as this Agreement is terminated in accordance with Article X.

                                   ARTICLE VII
                                 INDEMNIFICATION

               7.1 Indemnification. Except as otherwise provided in this Article VII, the Company, on one hand, and SAIF on the other hand, (each, an "Indemnifying Party") agrees to indemnify, defend and hold harmless SAIF, on one hand, and the Company, on the other hand, and in each case its respective Affiliates and its respective officers, directors, agents, employees, subsidiaries, partners, members and controlling persons (each, an "Indemnified Party") to the fullest extent permitted by law from and against any and all losses, Claims, or written threats thereof (including, without limitation, any Claim by a third party), damages,

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
                                                                              16


expenses (including reasonable fees, disbursements and other charges of counsel incurred by the Indemnified Party in any action between the Indemnifying Party and the Indemnified Party or between the Indemnified Party and any third party or otherwise) or other liabilities (collectively, "Losses") resulting from or arising out of (i) any breach of any representation or warranty, covenant or agreement by the Indemnifying Party in this Agreement or (ii) any litigation, suit, proceeding or claim referred to in the Disclosure Documents or otherwise relating to circumstances occurring before the date hereof where all such litigations, suits, proceedings or claims in aggregate cause a Loss to the Company exceeding $1 million (net of insurance recoveries). In connection with the obligation of the Indemnifying Party to indemnify for expenses as set forth above, the Indemnifying Party shall, upon presentation of appropriate invoices containing reasonable detail, reimburse each Indemnified Party for all such expenses (including reasonable fees, disbursements and other charges of counsel incurred by the Indemnified Party in any action between the Indemnifying Party and the Indemnified Party or between the Indemnified Party and any third party) as they are incurred by such Indemnified Party; provided, however, that if an Indemnified Party is reimbursed under this Article VII for any expenses, such reimbursement of expenses shall be refunded to the extent it is finally judicially determined that the Losses in question resulted primarily from the willful misconduct or gross negligence of such Indemnified Party.

               7.2 Notification. Each Indemnified Party under this Article VII shall, as soon as practicable after the receipt of notice of the commencement of any Claim against such Indemnified Party in respect of which indemnity may be sought from the Indemnifying Party under this Article VII, notify the Indemnifying Party in writing of the commencement thereof. The failure of any Indemnified Party to so notify the Indemnifying party of any such action shall not affect the rights to indemnification hereunder, except and only to the extent that the Indemnifying Party demonstrates actual material damage caused by such failure. In case any such Claim shall be brought against any Indemnified Party, and it shall notify the Indemnifying Party of the commencement thereof, the Indemnifying Party shall be entitled to assume the defense thereof at its own expense, with counsel satisfactory to such Indemnified Party in its reasonable judgment; provided, however, that any Indemnified Party may, at its own expense, retain separate counsel to participate in such defense at its own expense. Notwithstanding the foregoing, in any Claim in which both the Indemnifying Party, on the one hand, and an Indemnified Party, on the other hand, are, or are reasonably likely to become, a party, such Indemnified Party shall have the right to employ separate counsel and to control its own defense of such Claim if, in the reasonable opinion of counsel to such Indemnified Party, either (x) one or more defenses are available to the Indemnified Party that are not available to the Indemnifying Party or (y) a conflict or potential conflict exists between the Indemnifying Party, on the one hand, and such Indemnified Party, on the other hand, that would make such separate representation advisable; provided, however, that the Indemnifying Party (i) shall not be liable for the fees and expenses of more than one counsel to all Indemnified Parties and (ii) shall reimburse the Indemnified Parties for all of such fees and expenses of such counsel incurred in any action between the Indemnifying Party and the Indemnified Parties or between the Indemnified Parties and any third party, as such expenses are incurred. The Indemnifying Party agrees that it will not, without the prior written consent of the Indemnified Party (not to be unreasonably withheld), settle, compromise or consent to the entry of any judgment in any pending or threatened Claim relating to the matters contemplated hereby (if any Indemnified Party is a party thereto or has been actually threatened to be made a party thereto) unless such settlement, compromise or consent includes an unconditional release of each Indemnified Party from all liability arising or that may arise out of such Claim. The Indemnifying Party shall not be liable for any settlement of any Claim effected against an Indemnified Party without its written consent, which consent shall not be unreasonably withheld. The rights accorded to an Indemnified Party hereunder shall be in addition to any rights that any Indemnified Party may have at common law, by separate agreement or otherwise; provided, however, that notwithstanding the foregoing or anything to the contrary contained in this Agreement, nothing

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
                                                                              17


in this Article VII shall restrict or limit any rights that any Indemnified Party may have to seek equitable relief.

               7.3 Contribution. If the indemnification provided for in this
Article VII from the Indemnifying Party is unavailable to an Indemnified Party hereunder in respect of any Losses referred to herein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions which resulted in such Losses, as well as any other relevant equitable considerations. The relative faults of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses referred to above shall be deemed to include, subject to the limitations set forth in Sections 7.1 and 7.1, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding.

               7.4 Survival of Indemnification. Any Claim for indemnification pursuant to Article VII must be initiated on or before 31 December 2003.

               7.5 Limitation. Notwithstanding any other provision of this Agreement to the contrary, no party shall be entitled to recover for (a) any Losses in excess of the Subscription Price; and (b) a Loss for a claim that a representation or warranty is untrue where such representation or warranty was true at the date hereof and becomes untrue after the date hereof and prior to Closing (other than as a result of an intentional act or omission) and the party making such warranty had notified the other party in writing in accordance with
Section 8.2 of such fact at least 5 Business Days prior to the Closing Date and the other party elected to proceed to Closing; or (c) a breach of any representation, warranty, covenant or agreement of the other party (other than as a result of an intentional act or omission) if Closing does not occur.

                                  ARTICLE VIII
                       AFFIRMATIVE AND NEGATIVE COVENANTS

The Company hereby covenants and agrees with SAIF as follows:

               8.1 ADR Facility. The Company acknowledges and agrees that at Closing (a) the Subscribed Shares shall be deposited in the ADR Facility pursuant to the Deposit Agreement, (b) there shall be no costs to SAIF for the ADR Facility, except as expressly set out in the Deposit Agreement (c) the Subscribed Shares shall be held by the Depositary Bank under the Deposit Agreement; and (d) SAIF holds the beneficial title to the Subscribed Shares and the legal title to the Subscribed ADSs.

               8.2 Between Signing and Closing. From the date hereof until the date of Closing the Company:

                      (a) shall use its reasonable best efforts to conduct its business in a manner so as to ensure that the Company Warranties shall continue to be true and correct from the date of this Agreement and at all times until and on the Closing Date as if made on and as of the Closing Date other than any warranty expressly limited to an earlier date; and

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                                                                              18


                      (b) shall use its reasonable best efforts to conduct its business in a manner so as to assure that no material adverse effect occurs in respect of the Condition of the Company.

               8.3 Notice. The Company shall give SAIF prompt and complete notice of any event, condition or circumstance occurring from the date hereof until the Closing Date that would constitute a violation or breach of any Company Warranty if such Company Warranty (other than any warranty expressly limited to an earlier date) was made as of any date from the date hereof until the Closing Date, or that would constitute a violation or breach of any terms and conditions contained in this Agreement. SAIF shall give the Company prompt and complete notice of any event, condition or circumstance occurring from the date hereof until the Closing Date that would constitute a violation or breach of any SAIF Warranty if such SAIF Warranty (other than any warranty expressly limited to an earlier date) was made as of any date from the date hereof until the Closing Date, or that would constitute a violation or breach of any terms and conditions contained in this Agreement. If a party becomes aware of any such breach or violation of the other party and the other party is not aware of such breach or violation that party shall notify the other party of such breach or violation.

               8.4 Rule 144. SAIF acknowledges that the Subscribed Shares and the Subscribed ADSs cannot be sold in the United States unless subsequently registered under the Securities Act or an exemption from such registration is available. SAIF is aware of the provisions of Rule 144 promulgated under the Securities Act which permit limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions. SAIF understands and acknowledges that until the registration thereof under the Securities Act the certificate evidencing its Subscribed Shares and the Subscribed ADSs will be imprinted with the following legend The Company shall remove the following legend from the Subscribed Shares if SAIF provides the Company with the written opinion of SAIF's U.S. securities counsel (which counsel shall be reasonably acceptable to the Company) to the effect that such legend is not required in order to establish compliance with the provisions of the Securities Act.

        THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR QUALIFIED UNDER ANY APPLICABLE STATE SECURITIES LAWS (THE "STATE ACTS"), HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND QUALIFICATION UNDER THE STATE ACTS OR EXEMPTIONS FROM SUCH REGISTRATION OR QUALIFICATION REQUIREMENTS (INCLUDING, IN THE CASE OF THE SECURITIES ACT, THE EXEMPTION AFFORDED BY RULE 144).

        THIS CERTIFICATE REPRESENTS "RESTRICTED ADSs" ISSUED UPON THE TERMS OF
        SECTION 2.12 OF THE DEPOSIT AGREEMENT. THIS CERTIFICATE AND THE RESTRICTED ADSs REPRESENTED HEREBY MAY NOT BE SOLD OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNLESS AN EXEMPTION FROM REGISTRATION UNDER SAID ACT IS AVAILABLE FOR SUCH SALE OR TRANSFER.

               8.5 No Determination as to Fairness. SAIF acknowledges that no federal agency (including the Commission), state agency or foreign agency has made or will make any finding or determination as to the fairness of an investment in the Subscribed Shares or the Subscribed ADSs (including as to the purchase price).

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                                                                              19


                                   ARTICLE IX
                                   EXCLUSIVITY

Between the date hereof and the first to occur of (a) the date of Closing (b) the date this Agreement is terminated in accordance with the terms hereof and
(c) 31 December 2002; the Company shall not, directly or indirectly, through any associate, adviser, representative or agent take any action to solicit, initiate, seek, entertain, encourage or support any inquiry, proposal or offer from, furnish any information to or participate in any negotiations or discussions with, any third party, or enter into any agreement or arrangement regarding any subscription for issue, allotment, sale of or other disposition of any interest in any Equity Shares or Equity Share Equivalents of the Company or otherwise attempt to issue, sell or transfer any of the Equity Shares or Equity Share Equivalents of the Company other than to SAIF and Venture Tech (or their respective Affiliates as contemplated by this Agreement).

                                    ARTICLE X
                            TERMINATION OF AGREEMENT

               10.1 Termination. This Agreement may be terminated prior to the Closing in respect of the issuance and purchase of Subscribed Shares of SAIF as follows:

                      (a) at any time on or prior to the Closing Date, by mutual written consent of the Company and SAIF;

                      (b) at the election of the Company or SAIF by written notice to the other parties hereto after 5:00 p.m., New York time, on 31 December, 2002, if the Closing shall not have occurred, unless such date is extended by the mutual written consent of the Company and SAIF; provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available until February 28, 2003 to any party whose intentional breach of any representation, warranty, covenant or agreement under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;

                      (c) at the election of the Company, if there has been a material breach of any representation, warranty, covenant or agreement on the part of SAIF contained in this Agreement, which breach has not been cured within fifteen (15) Business Days of notice to SAIF of such breach; or

                      (d) at the election of SAIF, if there has been a material breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, which breach has not been cured within fifteen (15) Business Days notice to the Company of such breach.

               If this Agreement so terminates in respect of the issuance and purchase of the Subscribed Shares by SAIF, it shall become null and void and have no further force or effect in respect of that issuance and purchase, except as provided in Section 10.2 and any moneys previously paid by SAIF in respect of the issue of Subscribed Shares shall immediately be repaid to it.

               10.2 Survival. If this Agreement is terminated and the transactions contemplated hereby are not consummated as described above, this Agreement shall become void and of no further force and effect; in respect of the relevant issuance to and purchase by SAIF except for the provisions of
Article VII but subject to the limitations in Section 7.5 and this Section 10.2; provided, however, that (a) none of the parties hereto shall have any liability in respect of a termination of this Agreement pursuant to Section 10.1(a) or
Section 10.1(b) except in the case of intentional breach by that party; and (b) nothing shall relieve any of the parties from liability for actual damages resulting from a termination of this Agreement

                                  Confidential
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

pursuant to Section 10.1(c) or 10.1(d) as a result of an intentional breach of warranty or covenant; and provided, further, that none of the parties hereto shall have any liability for speculative, indirect, unforeseeable or consequential damages or lost profits resulting from any legal action relating to any termination of this Agreement.

                                   ARTICLE XI
                                  MISCELLANEOUS

               11.1 Notices. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by telecopier, courier service or personal delivery:

                      (a)    if to SAIF:

                             c/o SB Asia Infrastructure Fund, L.P.
                             Suite 2115-2118, Two Pacific Place
                             88 Queensway
                             Hong Kong
                             Telecopy:  (852) 2234-9116
                             Attention:  Brandon H.P. Lin, Esq.

                             with a copy to:

                             Paul, Weiss, Rifkind, Wharton & Garrison
                             12/F., Hong Kong Club Building
                             3A Chater Road, Central
                             Hong Kong
                             Telecopy:  (852) 2536-9933
                             Attention:  Michael Reede, Esq.

                      (b)    if to the Company:

                             Satyam Infoway Limited
                             Tidel Park, 2nd Floor
                             No. 4 Canal Bank Road, Taramani
                             Chennai - 600113
                             Telecopy:
                             Attention:

                             with a copy to:

                             Latham & Watkins
                             135 Commonwealth Drive
                             Menlo Park, California 94025
                             Telecopy: (650) 463-2600
                             Attention:  Anthony J. Richmond

                             and

                             M.G. Ramachanderan
                             B12, Kalindi Colony
                             New Delhi 110 065
                             India
                             Telecopy:  (91) 11-693-2657


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                                                                              21


All such notices, demands and other communications shall be deemed to have been duly given when delivered by hand, if personally delivered; when delivered by courier, if delivered by commercial courier service; and when receipt is mechanically acknowledged, if telecopied. Any party may by notice given in accordance with this Section 11.1 designate another address or Person for receipt of notices hereunder.

               11.2 Successors and Assigns; Third Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto. Subject to compliance with applicable securities laws to the reasonable satisfaction of the Company and the terms and conditions thereof, SAIF may assign any of its rights under this Agreement or the other Transaction Documents to any of its respective Affiliates upon the giving of five days prior written notice to the Company. The Company may not assign any of its rights under this Agreement without the written consent of SAIF. Except as provided in Article VII, no Person other than the parties hereto and their successors and permitted assigns is intended to be a beneficiary of this Agreement.

               11.3 Amendment and Waiver.

                      (a) No failure or delay on the part of the Company or SAIF in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to the Company or SAIF at law, in equity or otherwise.

                      (b) Any amendment, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this Agreement, and any consent to any departure by the Company or SAIF from the terms of any provision of this Agreement, shall be effective (i) only if it is made or given in writing and signed by the Company and SAIF and (ii) only in the specific instance and for the specific purpose for which made or given. Except where notice is specifically required by this Agreement, no notice to or demand on the Company in any case shall entitle the Company to any other or further notice or demand in similar or other circumstances.

               11.4 Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

               11.5 Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

               11.6 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF INDIA, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS TO LAW OF ANY JURISDICTION.

               11.7 Arbitration.

                      (a) Any dispute or claim arising out of or in connection with or relating to this Agreement, or the breach, termination or invalidity hereof (including the validity, scope and enforceability of this arbitration provision), shall be finally resolved by arbitration by the International Chamber of Commerce ("ICC") or its successor pursuant to the ICC's then prevailing Rules of Arbitration of the International Chamber of Commerce (the

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
                                                                              22


"Rules") and as are in force at the time of any such arbitration and as may be amended by the rest of this Section 10.2. For the purpose of such arbitration, there shall be three arbitrators appointed in accordance with the Rules ("Arbitration Board").

                      (b) The place of arbitration shall be in Singapore. All arbitration proceedings shall be conducted in the English language. The arbitrators shall decide any such dispute or claim strictly in accordance with the governing law specified in Section 11.6. Judgment upon any arbitral award rendered hereunder may be entered in any court having jurisdiction, or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be.

                      (c) The parties agree to facilitate the arbitration by (i) cooperating in good faith to expedite (to the maximum extent practicable) the conduct of the arbitration, (ii) making available to one another and to the Arbitration Board for inspection and extraction all documents, books, records, and personnel under their control or under the control of a person controlling or controlled by such party if determined by the Arbitration Board to be relevant to the dispute, (iii) conducting arbitration hearings to the greater extent possible on successive business days and (iv) using their best efforts to observe the time periods established by the rules of the ICC or by the Arbitration Board for the submission of evidence and briefs.

                      (d) The costs and expenses of the arbitration, including, without limitation, the fees of the arbitration, including, without limitation, the fees of the Arbitration Board, shall be borne equally by each party to the dispute or claim, and each party shall pay its own fees, disbursements and other charges of its counsel.

Any award made by the Arbitration Board shall be final and binding on each of the parties that were parties to the dispute. The parties expressly agree to waive the applicability of any laws and regulations that would otherwise give the right to appeal the decisions of the Arbitration Board so that there shall be no appeal to any court of law for the award of the Arbitration Board, and a Party shall not challenge or resist the enforcement action taken by any other Party in whose favor an award of the Arbitration Board was given.

               11.8 Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof.

               11.9 Rules of Construction. Unless the context otherwise requires, references to sections or subsections refer to sections or subsections of this Agreement.

               11.10 Entire Agreement. This Agreement, together with the exhibits and schedules hereto, and the other Transaction Documents are intended by the parties hereto as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, representations, warranties or undertakings, other than those set forth or referred to herein or therein. This Agreement, together with the exhibits and schedules hereto, and the other Transaction Documents supersede all prior agreements and understandings between the parties hereto with respect to such subject matter.

               11.11 Fees. The Company shall pay 100% of the legal fees and expenses of SAIF, including all fees and expenses of SAIF's international legal counsel and its Indian legal counsel, not to exceed US$85,000 in the aggregate.

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
                                                                              23


               11.12 Public Announcements. Following the date hereof, the Company shall be permitted to issue a press release relating to the Transaction Documents and the transactions contemplated thereby to the extent necessary to comply with its obligations under Requirements of Law provided that such press release shall not cause any delay in the date of effectiveness of the registration statement referred to in Section 5.21. SAIF shall have the opportunity to review and comment on such press release prior to its issuance, which review and comment shall be provided as expeditiously as possible to SAIF, and such press release shall be in form and substance reasonably satisfactory to the SAIF. Except as set forth in the previous sentence, neither the Company nor SAIF will issue any press release or make any public statements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other parties hereto, except to the extent such party reasonably believes such press release or public statement is required by applicable law or stock market regulations; provided, however, that the Company and the Purchasers may make reasonable public statements consistent with prior public statements otherwise permitted under this Section 11.12; and provided further, that SAIF may disclose on its worldwide web page, the name of the Company, the name of the Chief Executive Officer of the Company, a brief description of the business of the Company, the Company's logo and the aggregate amount of the Purchasers' investment in the Company.

               11.13 Further Assurances. Each of the parties hereto shall execute such documents and perform such further acts (including, without limitation, obtaining any consents, exemptions, authorizations or other actions by, or giving any notices to, or making any filings with, any Governmental Authority or any other Person) as may be reasonably required or desirable to carry out or to perform the provisions of this Agreement.

               11.14 Legal Representation. It is acknowledged by the Company that SAIF has retained Paul, Weiss, Rifkind, Wharton & Garrison to act as its counsel in connection with the transactions contemplated by the Transaction Documents and that Paul, Weiss, Rifkind, Wharton & Garrison has not acted as counsel for any other party to any Transaction Document in connection with the transactions contemplated by the Transaction Documents and that no such party has the status of a client of Paul, Weiss, Rifkind, Wharton & Garrison for conflict of interest or any other purposes as a result thereof.

                    [Remainder of page intentionally left blank]


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
                                                                              24


IN WITNESS WHEREOF, the undersigned have executed, or have caused to be executed, this Subscription Agreement on the date first written above.

                                  SATYAM INFOWAY LIMITED

                                  By:  /s/ R. Ramaraj
                                      ------------------------------------------
                                      Name:  R. Ramaraj
                                      Title: Managing Director

                                  SAIF INVESTMENT COMPANY LIMITED

                                  By:  /s/ Andrew Y. Yan
                                      ------------------------------------------
                                      Name:  Andrew Y. Yan
                                      Title: Director

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                         Final Draft - October 7, 2002

                                   Schedule 1

                           Particulars of the Company

PART A -- THE COMPANY

1.      Registered office                    :  2nd Floor
                                                 Mayfair Centre, 1-8-303/36
                                                 S.P. Road
                                                Secunderabad Andhra Pradesh
                                                India 500 003

2.      Date of incorporation                :  December 12, 1995
        Incorporation Number                 :  01-22562
        Place of Incorporation               :  Andhra Pradesh

3.      Directors                            :  Mr. B. Ramalinga Raju
                                                Mr. Donald Peck
                                                Mr. R. Ramaraj
                                                Mr. T.H. Chowdary
                                                Mr. C. Srinivasa Raju
                                                Mr. S. Srinivasan

4.      Secretary                            :  Mr. R. Ramachanderan

5.      Share Capital: Authorized            :  35,000,000
                       Issued and paid up    :  23,202,176

6.      Shareholders as of Date Hereof
        holding more than 2% of the
        Company's share capital:


           Registered Shareholder                  No. of Shares          Type of Shares
           ----------------------                  -------------          --------------
Satyam Computer Services Limited                    12,182,600            Equity Shares
South Asia Regional Fund                             3,600,000            Equity Shares
Sterling Commerce                                      481,000            Equity Shares

    Holders of Equity Share Equivalents            No. of Shares          Type of Shares
    -----------------------------------            -------------          --------------
                     Nil

7.      Auditors                             :  KPMG India

8.      Financial Year End                   :  March 31



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
                                                                               2


PART B - SUBSIDIARIES OF THE COMPANY

                   Name of the Subsidiary                            % of Shareholding
                   ----------------------                            -----------------
1.  WHOLLY- AND MAJORITY-OWNED SUBSIDIARIES
Satyam Education Services Ltd.                                             100%
Safescrypt Ltd.                                                            100%
Indiaworld Communications Ltd.                                             100%
Satyam Institute of E-Business Ltd.                                        100%
IndiaPlaza.com Inc.                                                        100%
Satyam Webexchange Ltd.                                                    100%
Kheladi.com India Private Limited                                          100%
E-Chem.com Limited                                                         100%
Sify PlasticsCommerce Ltd.                                                  53%
Sify Baron Net Devices Ltd.                                                 51%

2.  OTHER SUBSIDIARIES
Refco-Sify India Private Limited                                            40%
Cricinfo Limited                                                            25%

3.  SUBSIDIARY OF SATYAM EDUCATION SERVICES
Eduempire.com Limited                                                       76%



                                  Confidential
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





                                   Schedule 2

                               Company Warranties

In this Schedule, capitalized terms have the meanings set forth in this Agreement.

               1. Corporate Existence and Power. The Company and each of its Significant Subsidiaries (a) has been duly incorporated and is duly organized and validly existing under the laws of its relevant jurisdiction of incorporation; (b) has all requisite power and authority to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently, or is proposed to be, engaged; (c) is duly qualified as a foreign corporation, licensed and in good standing under the laws of each jurisdiction in which its ownership, lease or operation of property or the conduct of its business requires such qualification and (d) has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and each of the other Transaction Documents, except with respect to clauses (b) through (c) as would not, individually or in the aggregate, be reasonably expected to have a material adverse effect on the Condition of the Company.

               2. Authorization; No Contravention. The execution, delivery and performance by the Company of this Agreement and each of the other Transaction Documents and the transactions contemplated hereby and thereby (a) have been duly authorized by all necessary corporate action of the Company; (b) do not contravene the terms of the Restated Charter Documents; (c) do not violate, conflict with or result in any breach, default or contravention of (or with due notice or lapse of time or both would result in any breach, default or contravention of), or the creation of any Encumbrance under, any Material Contract of the Company or any Requirement of Law applicable to the Company; and
(d) do not violate any Orders against, or binding upon the Company.

               3. Binding Effect. This Agreement and each of the other Transaction Documents have been duly executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity relating to enforceability (regardless of whether considered in a proceeding at law or in equity).

               4. Charter Documents. The copies of the Existing Charter Documents and Restated Charter Documents and the charter documents of the Company's Significant Subsidiaries (the "Subsidiaries Charter Documents") have been delivered to SAIF are true and complete and comply with all applicable Requirements of Law. All legal and procedural requirements and other formalities concerning the approval, amendment and filing of the Existing Charter Documents, the Restated Charter Documents (at or prior to Closing) and the Subsidiaries Charter Documents have been duly and properly complied with. The Company has complied with all the provisions of the Existing Charter Documents and each Significant Subsidiary has complied with all provisions of the relevant Subsidiaries Charter Documents and in each case has not entered into any transaction in breach of such charter documents or agreed with any Person to amend such charter documents, except as contemplated by this Agreement.

               5. Corporate Records. The statutory books, minute books, register of members and all books of account of the Company and each of its Significant Subsidiaries have been properly and accurately maintained in all material respects, are written up-to-date, contain full and accurate records of all resolutions passed by the directors and the shareholders of entity and all issuances and transfers of shares or other securities of such entity (other than the transfers of ADSs) and neither the Company nor, to the best knowledge of the Company, any

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
                                                                               2


Group Company has received any notice of any application or intended application for rectification of its register of members.

               6. Governmental Authorization; Third Party Consents. Except as specified in Section 5.11(a) to (c) no approval, consent, compliance, exemption, authorization or other action by, or notice to, or filing with, any Governmental Authority or any other Person (including, without limitation, the Reserve Bank of India and the Foreign Investment Promotion Board of India), and no lapse of a waiting period under a Requirement of Law, is necessary or required in connection with the execution, delivery or performance (including, without limitation, the sale, issuance and delivery of the Subscribed Shares) by, or enforcement against, the Company of this Agreement and the other Transaction Documents or the transactions contemplated hereby and thereby, except as would not, individually or in the aggregate, be reasonably expected to have a material adverse effect on the Condition of the Company.

               7. Litigation. Except as Disclosed in the Disclosure Documents, there are no Claims pending or, to the best knowledge of the Company, threatened, at law, in equity, in arbitration or before any Governmental Authority against any Group Company nor is the Company aware that there is any basis for any of the foregoing that may in aggregate have a material adverse effect on the Condition of the Company. The foregoing includes, without limitation, Claims pending or, to the best knowledge of the Company, threatened involving the prior employment of any of any Group Company's employees, their use in connection with the Group's business of any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers. No Order has been issued by any court or other Governmental Authority against the Company purporting to enjoin or restrain the execution, delivery or performance of this Agreement or any of the other Transaction Documents.

               8. Insolvency. No Order has been made and no resolution has been passed for the winding up of the Company or any of its Significant Subsidiaries or for a provisional liquidator to be appointed in respect of any of them and no petition has been presented and no meeting has been convened for the purpose of winding up any of the Company or any of its Significant Subsidiaries. No receiver has been appointed in respect of the Company or any of its Significant Subsidiaries or all or any of the Assets of the Company, any Significant Subsidiary, or, to the best knowledge of the Company, any other Group Company. To the best knowledge of the Company after due inquiry, no distress, execution or other process has been levied on any of the Assets of any Group Company and no Group Company is insolvent or unable to pay its debts as they fall due.

               9. Compliance with Laws. (a) The Company and each of its Significant Subsidiaries is in material compliance with all material Requirements of Law and all Orders applicable to them. There is no existing or, to the Company's knowledge, proposed Requirement of Law which could reasonably be expected to prohibit or restrict the Company or any Significant Subsidiary, from, or otherwise have a material adverse effect on the Condition of the Company in conducting its business in any jurisdiction in which it now conducts or proposes, to conduct its business. (b) (i) The Company and each of its Significant Subsidiaries have all material licenses, permits and approvals of any Governmental Authority (collectively, "Permits") that are necessary for the conduct of the business of the Company and each Significant Subsidiary; (ii) such Permits are in full force and effect; and (iii) there are no material violations are or have been recorded in respect of any material Permit. (c) No material expenditure is presently required by the Company or any of its Significant Subsidiaries to comply with any existing Requirement of Law or Order, except for the transactions contemplated by this Agreement.

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                         Final Draft - October 7, 2002

               10. Foreign Corrupt Practices Act 1977 of the U.S. Congress (as amended) (the "FCPA"). Neither the Company nor any Significant Subsidiary has made, directly or indirectly, any payment or promise to pay, or gift or promise to give, or authorized such a promise or gift, of any money or anything of value, directly or indirectly, to: (a) any foreign official (as such term is defined in the FCPA) for the purpose of influencing any such official or inducing him or her to use his or her influence to affect any act or decision of foreign government, or any agency or subdivision thereof; or (b) any political party or official thereof or candidate for political office for the purpose of influencing any official act of decision of such party, official or candidate or inducing such party, official or candidate to use his, her or its influence to affect any act or decision of a government or agency or subdivision thereof, in the case of both (a) and (b) above in order to assist the Company to obtain or retain business for, or direct business to the Company in violation of the FCPA.

               11. Compliance with Indian Requirements of Law. The Company and each of its Significant Subsidiaries has materially complied with all its registration requirements and Indian Requirements of Law, including without limitation, the Shops and Establishments Acts of various states, the Electricity Act, the Employers State Insurance Act and the Provident Funds Scheme.

               12. Capitalization. (a) On the Closing Date, after giving effect to the transactions contemplated by this Agreement, the authorized share capital of the Company shall consist of 37,500,000 Equity Shares, of which 32,795,200 shares are issued and outstanding and 13,491,543 ADSs are issued and outstanding as of the date hereof. Schedule 1 sets forth, as of the date hereof, a true and complete list of (x) the shareholders legally or beneficially owning the Company's Restricted Shares and Equity Share Equivalents or to the knowledge of the Company, beneficially owning ADSs comprising more than 2% of the Equity Shares and, opposite the name of each shareholder, the amount of all outstanding share capital and Equity Share Equivalents owned by such shareholder and (y) the holders of Equity Share Equivalents and, opposite the name of each such holder, the amount of all Equity Share Equivalents owned by such holder. As of the date of this Agreement, 1,200,000 Equity Shares have been reserved for issuance under the ESOP ("ESOP Reserve"), of which 551,140 Equity Share Equivalents have been issued and allotted and 200 Equity Shares have been issued. Except for (i) the ESOP Reserve (ii) preemptive rights under section 81-1(A) of the Indian Companies Act (iii) the issuance of 7,558,140 Equity Shares to SAIF as contemplated in this Agreement, (iv) the issuance of 2,034,883 Equity Shares to VentureTech pursuant to the VentureTech Subscription Agreement on the Closing Date, and (v) the issuance of 2,034,883 Equity Shares to VentureTech on or before 30 April, 2003, there are no options, warrants, conversion privileges, subscription or purchase rights or other rights presently outstanding to purchase or otherwise acquire (x) any authorized but unissued, unauthorized or treasury shares of the Company's share capital, (y) any Equity Share Equivalents or (z) any other securities of the Company and there are no commitments, contracts, agreements, arrangements or understandings by the Company to issue any shares of the Company's share capital or any Equity Share Equivalents or other securities of the Company. The (x) Subscribed Shares are duly authorized, and will be allotted and issued in compliance with the Restated Charter Documents to the Depositary Bank after payment therefor and (y) the Subscribed ADSs are duly authorised and will be allotted and issued in compliance with the Deposit Agreement; and will be validly issued, fully paid and non-assessable, assuming the truth and accuracy of all representations of each purchaser of Subscribed ADSs pursuant to this Agreement, and will be issued in compliance with the registration and qualification requirements of all applicable federal, state and foreign securities laws and not subject to any preemptive rights or similar rights that have not been satisfied and will be free and clear of all other Encumbrances (other than those created by SAIF or imposed by the Investor Rights Agreement). All of the issued and outstanding Equity Shares are all duly authorized, validly issued, fully paid and non-assessable, and were issued in compliance with the registration and qualification requirements of all applicable federal, state and foreign

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
                                                                               4


securities laws. (b) particulars of the Subsidiaries of the Company are set forth in Part B of Schedule 1 hereto.

               13. No Default or Breach; Material Contracts. Neither the Company nor any of its Significant Subsidiaries is in default under any Material Contract nor, to the Company's knowledge, does any condition exist that with notice or lapse of time or both would constitute a default thereunder. To the Company's knowledge, (a) no other party to any such Material Contract is in default thereunder and (b) there exists no condition that with notice or lapse of time or both would constitute a default by such other party thereunder.

               14. Title to Properties. The Company and each of its Significant Subsidiaries has good title in fee simple to, or holds interests as lessee under leases in full force and effect in, all real property owned or leased by it and material to its business.

               15. NASDAQ Compliance. The ADSs are registered pursuant to
Section 12(g) of the Exchange Act, and are listed on Nasdaq and the Company has taken no action designed to, or reasonably likely to have the effect of, terminating the registration of the ADSs under the Exchange Act or delisting of the ADSs from the Nasdaq. Except as Disclosed in the Disclosure Documents, the Company has complied in all material respects with all requirements of the NASD with respect to the issuance of the Subscribed Shares and the ADSs and the listing thereof on the Nasdaq. Neither the Company nor any other Group Company, nor to the best knowledge of the Company, any Affiliate of the Company nor any Shareholder and its Affiliate, has taken and will, in violation of applicable Requirement of Law, take, any action outside the ordinary course of business designed to or that might reasonably be expected to cause or result in unlawful manipulation of the price of the ADSs. The Company has made, or shall make as soon as practical after the Closing, to the extent required by a Requirement of Law or regulation or otherwise, (a) a filing of a Form D pursuant to Commission Regulation D, (b) any required filings pursuant to state "blue sky" laws, and
(c) any required filings or notifications regarding the listing of additional shares on the Nasdaq.

               16. SEC Reports and Financial Statements. (a) As of the respective dates of their filing with the Securities and Exchange Commission of the United States (the "Commission"), all reports, registration statements and other filings, together with any amendments thereto, filed by the Company with the Commission (the "SEC Reports"), complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations of the Commission promulgated thereunder, except as Disclosed in the SEC Reports. Except as disclosed in the SEC Reports, the SEC Reports did not at the time they were filed with the Commission, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company has (i) delivered or made available to SAIF true and complete copies of, or will make available on SAIF's request, (x) all correspondence (which is material, substantive or otherwise relevant to SAIF in connection with its investment in the Subscribed Shares) relating to the Company between the Commission, the NASD and/or the United States Attorneys Office and the Company or its legal counsel and accountants since April 1, 2001 (other than routine Commission filing package cover letters) and (y) all material correspondence between the Company or its counsel and the Company's auditors since April 1, 2001, relating to any audit, financial review or preparation of financial statements of the Company (other than correspondence which the Company reasonably believes is subject to a privilege). The Company is not aware of any issues raised by the Commission with respect to any of the SEC Reports, other than those disclosed in the SEC Reports; and (b) Except as disclosed in the SEC Reports, the consolidated financial statements of the Company (including, in each case, any related schedules or notes thereto) contained in or incorporated by reference in the SEC Reports and any such reports, registration statements and other filings to be filed by the Company with the Commission prior to the Closing Date (the "Financial Statements") (i)

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                                                                               5


have been prepared in accordance with the published rules and regulations of the Commission and U.S. GAAP consistently applied during the periods involved (except as may be indicated in the notes thereto) and (ii) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of operations, statements of stockholders' equity and cash flows for the periods indicated, except that any unaudited interim financial statements were or will be subject to normal and recurring year-end adjustments and may omit footnote disclosure as permitted by regulations of the Commission.

               17. Taxes. (a) The Company and each Significant Subsidiary has paid all Taxes which have come due and are required to be paid by it through the date hereof, and all deficiencies or other additions to Taxes, interest and penalties owed by it in connection with any such Taxes, other than Taxes being disputed by the Company or any Significant Subsidiary in good faith for which adequate reserves have been made in accordance with U.S. GAAP and Indian GAAP (as applicable); (b) the Company and each Significant Subsidiary has timely filed or caused to be filed all returns for Taxes that it is required to file on and through the date hereof (including all applicable extensions), and all such Tax returns are accurate and complete in all material respects; (c) with respect to all Tax returns of such Company, (i) to the best knowledge of the Company, there is no unassessed Tax deficiency proposed or threatened against the Company or a Significant Subsidiary and (ii) no audit is in progress with respect to any return for Taxes, no extension of time is in force with respect to any date on which any return for Taxes was or is to be filed and no waiver or agreement is in force for the extension of time for the assessment or payment of any Tax; (d) all provisions for Tax liabilities of the Company with respect to the Financial Statements have been made in accordance with U.S. GAAP and Indian GAAP consistently applied, and all liabilities for Taxes of the Company attributable to periods prior to or ending on the Closing Date have been adequately provided for on the Financial Statements; (e) there are no Encumbrances for Taxes on the Assets of the Company or a Significant Subsidiary; and (f) to the knowledge of the Company no imposition of, re-assessment, loss of concession, clawback or increase in Taxes has or is to be proposed by a Governmental Authority in respect of the Company or a Significant Subsidiary or will result from the transactions contemplated by this Agreement.

               18. Liabilities. Neither the Company nor any of its Significant Subsidiaries has any direct or indirect obligation or liability (the "Liabilities") other than (a) Liabilities fully and adequately reflected or reserved against it on the Financial Statements, as the case may be, and (b) Liabilities incurred between June 30, 2002 and Closing in the ordinary and normal course of business.

               19. No Material Adverse Change; Ordinary Course of Business. Since June 30, 2002 (a) there has not been any material adverse effect, nor to the knowledge of the Company is any such change reasonably expected, on the Condition of the Company, (b) the Company has conducted its business consistent with past practice in all material respects, (c) Company has not increased the compensation of any of its officers or the rate of pay of any of its employees, except as part of regular compensation increases in the ordinary course of business, (d) no Group Company has entered into, created or assumed any Encumbrance on a material asset of any Group Company other than in the ordinary course of business, (e) there has not occurred a material adverse effect on any Group Company's accounting principles or practice except as required by reason of a change in U.S. GAAP, (f) the Company has not sold or otherwise disposed of any material part of its assets (or any interest therein) or contracted to do so except in the ordinary course of business; (g) there has been no amendment to the Existing Charter Documents or any other charter documents of the Company, except by the adoption of the Restated Charter Documents; (h) the Company has not acquired material assets (or any interest therein) or contracted to do so, otherwise than in the ordinary course of its business; (i) the Company has not declared, paid or made any dividend or distribution; (j) the Company has not issued any securities of the Company of any kind other than as permitted

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
                                                                               6


pursuant to this Agreement and pursuant to the ESOP; (k) the Company has not undertaken or accepted any contract that would prevent the performance of the transactions contemplated in this Agreement and in the other Transaction Documents; (l) the Company has not undertaken any buyback of shares of the Company of any kind or reduction of its share capital; and (m) the Company has not registered any transfer of shares or any kind of securities of the Company.

               20. Investment Company. The Company is not and is not controlled by or affiliated with an "investment company" within the meaning of the Reserve Bank of India Act 1935, as amended.

               21. Private Offering. Neither the Company nor, to the best knowledge of the Company, any of its Affiliates or any Person acting on its or their behalf has, directly or indirectly, conducted any general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of any of the Equity Shares offered and sold hereby. Assuming the accuracy of the representations and warranties of SAIF set forth in Article IV and of VentureTech in the VentureTech Purchase Agreement, no registration of the Subscribed Shares, pursuant to the provisions of the Securities Act or any state securities or "blue sky" laws, will be required by the offer, sale or issuance of the Subscribed Shares.

               22. Labor Relations. No labor dispute with employees of the Company exist and, to the Company's knowledge, there is no existing or imminent labor disturbance by the employees of any of any Group Company's principal suppliers, customers or contractors.

               23. Employee Benefit Plans. Part 1 of the Disclosure Documents hereto lists each Plan that the Company maintains or to which the Company contributes (the "Company Plans"). The Company has no liability under any Plans other than the Company Plans.

               24. Title to Assets. Each Group Company owns and has valid title to all of its properties and assets material to its business and reflected as owned on the Financial Statements or its financial statements, as the case may be, or so described in any Schedule hereto (collectively, the "Assets"), in each case free and clear of all Encumbrances, except for immaterial Encumbrances. Neither the Company nor any of its Significant Subsidiaries has leased back any of their Assets.

               25. Intellectual Property. (a) Except as Disclosed in the Disclosure Documents, the Company and its Significant Subsidiaries own, or have the license or right to use, all of, the Copyrights, Patents, Trade Secrets, Trademarks, Internet Assets, Software, domain names and other proprietary rights (collectively, "Intellectual Property") that are used in connection with their business as presently conducted provided that SCS may terminate the Company's right to use the name "Satyam" as set out in Part 1 of the Disclosure Documents
(b) the Disclosure Documents sets forth all of the material Intellectual Property owned by, and filings and applications for any Intellectual Property filed by, the Company. (c) None of the Intellectual Property listed on the Disclosure Documents is subject to any outstanding Order, and no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand is pending or threatened, which challenges the validity, enforceability, use or ownership of the item. (d) the Disclosure Documents sets forth all material Intellectual Property licenses, sublicenses, distributor agreements and other agreements under which the Company is either a licensor, licensee or distributor, except such licenses, sublicenses and other agreements relating to off-the-shelf software, which is commercially available on a retail basis and used solely on the computers of the Company. The Company has substantially performed all obligations imposed upon it thereunder, and to the Company's knowledge no other party thereto is in breach of or default thereunder in any respect, nor to the Company's knowledge is there any event which with notice or lapse of time or both would constitute a default thereunder. All of the Intellectual Property licenses listed on the Disclosure Documents are valid, enforceable and

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
                                                                               7


in full force and effect, and to the knowledge of the Company will continue to be so on identical terms immediately following the Closing except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity relating to enforceability (regardless of whether considered in a proceeding at law or in equity). (e) To the Company's knowledge no Person is infringing upon or otherwise violating any material Intellectual Property rights of the Company. (f) To the Company's knowledge, no former employer of any employee of any Group Company, and no current or former client of any consultant of any Group Company, has made a claim against the a Group Company or against any other Person, that such employee or such consultant is utilizing Intellectual Property of such former employer or client. (g) Except as set forth on the Disclosure Documents, the Company is not a party to or bound by any license or other agreement requiring the payment by the Company of any royalty payment, excluding such agreements relating to software licensed for use solely on the computers of the Company. (h) To the best knowledge of the Company, none of the Trade Secrets, wherever located, the value of which is contingent upon maintenance of confidentiality thereof, has been disclosed to any Person other than employees, representatives and agents of any Group Company, except as required pursuant to the filing of a patent application by Company. (i) It is not necessary for the Company's business nor to the best knowledge of the Company, any other Group Member's business, to use any Intellectual Property owned by any director, officer, employee or consultant of any Group Company (or persons any Group Company presently intends to hire).

               26. Computer Systems. The Company has sufficient, technically competent and trained employees to ensure proper, handling, operation, monitoring and use of its computer systems.

               (a) All computer equipment presently used by the Company including server hardware and parts of computer equipment such as firmware, screens, terminals, keyboards, disks including communications equipment, terminals and hook-ups that interface with third party computer system, cabling and other peripheral and associated electronic equipment (the "Hardware") and all Software has been satisfactorily maintained and supported, provide redundancy and meet industry standards in India relating to high availability.

               (b) Disaster recovery plans are in effect and are designed and reasonably adequate to ensure that the Hardware, Software and databases can be replaced or substituted without material disruption to the business of the Company. In the event that any Person providing maintenance or support services for the Hardware, Software and databases ceases or is unable to do so, the Company has all necessary rights and information to procure the carrying out of such services by employees or by a third party without undue expense or delay.

               (c) The Company has procedures designed to ensure internal and external security of the Hardware, Software and databases, including procedures for preventing unauthorized access, preventing the introduction of a virus, taking and storing on-site and at secure off-site location(s) back-up copies of material Software and databases.

               (d) Where any of the records of the Company are stored electronically, the Company or such person to whom it has contracted to maintain such records is the owner of all material Hardware and material Software licences necessary to enable it to keep, copy, maintain and use such records in the course of its business.

               27. Privacy of Customer Information. The Company does not use any of the customer information it receives through its website or otherwise in an unlawful manner, or in a manner violative of the Company's privacy policy or the privacy rights of its customers. The Company has not collected any customer information through its website in an unlawful manner or in violation of its privacy policy. The Company has adequate security measures in

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
                                                                               8


place to protect the customer information it receives through its website and which it stores in its computer systems from illegal use by third parties or use by third parties in a manner violative of the rights of privacy of its customers. The Company represents to its customers that it assures complete security as to the customer information it receives through its website.

               28. Related Party Transactions. Except as Disclosed in the Disclosure Documents, there are no contracts between the Company or any of its Subsidiaries on the one hand and any Related Parties of any Group Company or a shareholder of a Group Company or a Group Company's shareholder's Related Parties on the other hand, excluding Subsidiaries of the Company, (collectively "Related Persons") involving more than $60,000 per year. Except as disclosed in the Disclosure Documents, to the Company's knowledge no Related Person is Indebted to any Group Company, nor is the Company Indebted (or committed to make loans or extend or guarantee credit) to any such Related Person. Except as Disclosed in the Disclosure Documents, to the Company's knowledge no such Related Person has any direct or indirect ownership in any business entity with which a Group Company is affiliated or with which a Group Company has a business relationship, or any business entity that competes with a Group Company, other than passive shareholdings of less than 5% in publicly listed companies. Except as Disclosed in the Disclosure Documents, to the Company's knowledge no such Related Person is, directly or indirectly, interested in any contract with any Group Company or owns, directly or indirectly, in whole or in part, any tangible or intangible property that any Group Company has used, or that any Group Company will use, except as disclosed in the conduct of business. Except as disclosed in the Disclosure Documents, to the Company's knowledge no Related Person is engaged in business as, a competitor, lessor, lessee, supplier, distributor, sales agent or customer of, or lender to or borrower from, any Group Company that is majority controlled by the Company. To the best knowledge of the Company, no Related Person has any cause of action or other claim whatsoever against, or owes or has advanced any amount to, any Group Company that is majority controlled by the Company, except for claims in the ordinary course of business such as for accrued vacation pay, accrued benefits under employee benefit plans, and similar matters and agreements existing on the date hereof.

               29. Trade Relations. There exists no actual or, to the Company's knowledge, threatened termination, cancellation or limitation of, or any adverse modification or to change in, the business relationship of the Company, or the business of the Company, with any customer or supplier or any group of customers or suppliers whose purchases or inventories provided to the Company's business are individually or in the aggregate material to the Condition of the Company, and the Company is not aware of any present condition or state of fact or circumstances that would adversely affect the Condition of the Company or prevent the Company from conducting such business relationships or such business with any such customer, supplier or group of customers or suppliers in the same manner as heretofore conducted by the Company.

               30. Outstanding Borrowing. Part 1 of the Disclosure Documents sets forth the amount of all indebtedness of the Company not reflected in the Financial Statements as of the date hereof, the Encumbrances that relate to such indebtedness and that encumber the Assets and the name of each lender thereof. No indebtedness is entitled to any voting rights in any matters voted upon the holders of the Equity Shares. No indebtedness of the Company has become due or payable or is now due and payable, before its normal or originally stated maturity and no demand or other notice requiring the payment or repayment of money before its normal or originally stated maturity has been received by the Company. No event or circumstance has occurred or may occur with the giving of notice or lapse of time which may entitle any person to require the payment or repayment of any indebtedness of the Company before its normal or originally stated maturity.

               31. Insurance. The Disclosure Documents list all of the insurance policies held by or on behalf of the Company, with the effective date and coverage amounts indicated

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
                                                                               9


thereon. Such policies and binders are valid and enforceable in accordance with their terms and are in full force and effect and cover all reasonable risks associated with the Company's business that are customarily insured against in the industry in such amounts as are customary in the industry. None of such policies will be affected by, or terminate or lapse by reason of, any transaction contemplated by this Agreement or any of the other Transaction Documents.

               32. Environmental Matters. The Company is in material compliance with all applicable Environmental Laws. There is no civil, criminal or administrative judgment, action, suit, demand, claim, hearing, notice of violation, investigation, proceeding, notice or demand letter pending or, to the Company's knowledge, threatened against the Company pursuant to Environmental Laws; and there are no past or present events, conditions, circumstances, activities, practices, incidents, agreements, actions or plans which could reasonably be expected to prevent compliance with, or which have given rise to or will give rise to liability under, Environmental Laws, in each case except as would not reasonably be expected to have a material adverse effect on the Condition of the Company.

               33. Broker's, Finder's or Similar Fees. There are no brokerage commissions, finder's fees or similar fees or commissions payable by the Company in connection with the transactions contemplated hereby based on any agreement, arrangement or understanding with the Company or any action taken by any such Person.

               34. Advertising. To the best knowledge of the Company after due inquiry, current advertising, marketing and sales promotions by each Group Company comply with all applicable codes of practice and self-regulatory schemes. No Group Company has been disciplined under any scheme or code in respect of any such advertising, marketing or sales promotion and to the best knowledge of the Company, no complaint has been made against it in respect thereof and there are no outstanding material complaints or disciplinary proceedings against any Group Company in respect thereof.

               35. Disclosure. To the best knowledge of the Company, this Agreement and the documents and certificates furnished to SAIF by the Company hereunder (including, without limitation, the Disclosure Documents), taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which they were made, misleading.

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





                                   Schedule 3

                                 SAIF Warranties

In this Schedule, capitalized terms have the meanings set forth in this Agreement.

1.1 Existence and Power. SAIF (a) is a company duly organized and validly existing under the laws of the jurisdiction of its formation and (b) has the requisite power and authority to execute, deliver and perform its obligations under this Agreement and each of the other Transaction Documents to which it is a party.

1.2 Authorization; No Contravention. Subject to satisfaction of the Conditions, the execution, delivery and performance by SAIF of this Agreement and each of the other Transaction Documents to which it is a party and the transactions contemplated hereby and thereby, (a) have been duly authorized by all necessary as the case may be, action, (b) do not contravene the terms of SAIF's organizational documents, or any amendment thereof, and (c) do not violate, conflict with or result in any breach or contravention of, or the creation of any Encumbrance under, any Material Contract of SAIF or any Requirement of Law applicable to SAIF, and (d) do not violate any Orders of any Governmental Authority against, or binding upon, SAIF.

1.3 Governmental Authorization; Third Party Consents. Subject to satisfaction of the Conditions, no approval, consent, compliance, exemption, authorization or other action by, or notice to, or filing with, any Governmental Authority or any other Person, and no lapse of a waiting period under any Requirement of Law, is necessary or required in connection with the execution, delivery or performance (including, without limitation, the subscription of the Subscribed Shares) by, or enforcement against, SAIF of this Agreement and each of the other Transaction Documents to which it is a party or the transactions contemplated hereby and thereby.

1.4 Binding Effect. This Agreement and each of the other Transaction Documents to which it is a party have been duly executed and delivered by SAIF and constitutes the legal, valid and binding obligations of SAIF enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting the enforcement of creditors' rights generally or by equitable principles relating to enforceability (regardless of whether considered in a proceeding at law or in equity).

1.5 Experience; Accredited Investor. SAIF is experienced in evaluating companies such as the Company, and has through its current officers such knowledge and experience in financial and business matters that such Investor is capable of evaluating the merits and risks of SAIF's prospective investment in the Company, and has the ability to bear the economic risks of the investment. SAIF is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

1.6 Purchase Entirely for Own Account. SAIF is acquiring the Subscribed Shares and the Subscribed ADSs for investment for SAIF's own account and not with the view to, or for resale in connection with, any distribution thereof in the United States, except for transfers to affiliated fund partnerships or following registration thereof under the Securities Act or as otherwise permitted under the Securities Act. SAIF understands that, as at Closing, the issuance of neither the Subscribed Shares or the Subscribed ADSs shall have been registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act, which depends upon, among other things, the bona fide nature of the investment intent as expressed herein. SAIF further represents that it does not have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant

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
                                                                               2


participation to any third Person with respect to any of the Subscribed Shares or the Subscribed ADSs other than pursuant to the Investor Rights Agreement.

1.7 Access to Data. SAIF has received and reviewed the Disclosure Documents (including the SARF Subscription Agreement and SARF Registration Rights Agreement).

1.8 Access to necessary funds. As of the date of Closing, SAIF shall have available cash sufficient to complete the transactions contemplated by this Agreement, and at the Closing SAIF will have available all of the funds necessary to purchase the Subscribed Shares and the Subscribed ADSs and to perform its other obligations under this Agreement.

1.9 Regulation S. The offer and purchase of the Subscribed Shares and the Subscribed ADSs has at all times been conducted as an "offshore transaction", as defined in Regulation S. SAIF is not a "U.S. person" within the meaning of Regulation S. SAIF understands and acknowledges that no resale or distribution of the Subscribed Shares or the Subscribed ADSs in the United States may be made without compliance with applicable United States securities laws. The purchase of the Subscribed Shares and the Subscribed ADS is not part of a plan or scheme on the part of SAIF to evade the registration provisions of the Securities Act. SAIF will not offer, sell or deliver the Subscribed Shares or the Subscribed ADSs to or for the account of a US Person or for the benefit of any person whom SAIF knows or reasonably believes to be a US Person prior to forty days after the date hereof (and it will send to any dealer to whom it sells Subscribed Shares or the Subscribed ADSs during such period a confirmation or other notice setting forth the foregoing restrictions on offers and sales of the Subscribed Shares and the Subscribed ADSs) otherwise than pursuant to an effective registration of the Subscribed Shares or the Subscribed ADSs under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act.

                                  Confidential
                         Final Draft - October 7, 2002